FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 29, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX begins drilling at Crowsnest Gold property in Southeastern B.C.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has commenced a minimum 1,200 meter reverse–circulation drill program at the Crowsnest gold project in southeastern B.C.  This program will continue to explore the discovery trench area with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.

The discovery trench area was discovered  by Phelps Dodge Corporation in 1994 and trenched by Eastfield Resources Ltd. in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 metres.  A sample of gossan mineralization taken near this site by MAX in June 2009 returned an assay of 104 g/t Au.   Several previous operators at Crowsnest, including Placer Dome Inc. and Phelps Dodge, have suggested a number of comparables exist between the Crowsnest Project and the Cripple Creek deposit located in Colorado.  These comparables include the tectonic setting, alkalic intrusive association and occurrence of tellurium.  Cripple Creek, in production since 1890, has produced in excess of 23.3 million ounces of gold (to 2005) and continues to be mined by Anglo Ashanti Gold Mining.

During geological work at Crowsnest conducted in August, Mr. Clancy Wendt, MAX’s VP Exploration, determined that the core drilling conducted by previous operators had possibly failed to recover mineralization due to the amount of water used in the drilling process and an incorrect interpretation of the direction of the mineralized structure. A re-examination of the gossanized structure exposed at the discovery trench found free gold.  This intrusive feature may be the mineralizer of the surrounding rocks; following and defining its areal extent may help in the exploration process.  Exploration will be conducted using a small reverse circulation drilling unit which has been selected because of its minimal surface footprint. This unit, which is new technology, was designed for environmentally sensitive applications in the Canadian Artic.  It is compact and uses air instead of water, which will eliminate the problem of water washing away free gold from the gossan material.   During drilling, small amounts of each sample derived from the drilling will be panned to identify free gold, which may help to identify where gold exists in the system.

In addition to drilling, exploration at Crowsnest will also include following up on previously reported float samples that contained values up to 524 g/t gold, and re-examination of a sample grid  further to the west where reported gold values ran as high as 30,000 ppb Au.  Many other areas contain significant gold values that have never been followed up on and will be examined as time permits.

The Crowsnest gold project consists of 15 claims totaling 3,142 hectares located in Southeast B.C., one and one half hours by gravel road south of the town of Fernie.   Crowsnest is one of two gold exploration properties in B.C. optioned from Eastfield, as announced in our news release of July 27, 2009.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101. The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  October 1, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director